SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1.   Press  Release  re  CORRECTION   --  012   Smile.communications   Ltd.
          (correcting press release issued July 14, 2008) dated July 15, 2008.

     2. Press Release re 012 Smile.Communication's Second Quarter Earnings Release and Conference Call Scheduled for August 13, 2008 dated July 16, 2008.

                                                                          ITEM 1

Press Release                              Source: 012 Smile.communications Ltd.

/C O R R E C T I O N -- 012 Smile.communications Ltd./

Tuesday July 15, 4:14 pm ET

In the news release, ""Midrug" Rating Company Reissues an A1 Rating for 012 Smile.Communications' Series A Bonds, SMLC Will be Able Issue up to NIS 320M in Additional Debt at the Same A1 Rating" issued on 14 Jul 2008 15:00 GMT, by 012 Smile.communications Ltd. nasdaq:SMLC over PR Newswire, we are advised by a representative of the company that the figure in brackets in the last sentence of the first paragraph should read $ 95 million, as opposed to $ 1.08 Billion, as originally issued inadvertently. Complete, corrected release follows:

/PRNewswire-FirstCall/ -- 012 Smile.Communications (NASDAQ Global Market and
TASE: SMLC), a growth-oriented provider of communication services in Israel, today announced that Midrug Ltd., an Israeli financial rating company which is affiliated with Moody's, has reissued the A1 rating originally awarded to the Company's Series A debentures that were issued in 2007. Midrug concluded that the A1 rating would continue if the Company issues new debt of up to NIS 320 million (approximately $ 95 million).

Copies of the complete Midrug report are available in Hebrew at http://www.midroog.co.il.

Commenting on the news, Ms. Stella Handler, CEO of 012 Smile.Communications, said, "We are proud to receive this clear vote of confidence in our company and its prospects. By enhancing our financing capability, this rating is an important step that will help us to enter Israel's mobile market and to execute our long term plan for growth."

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:
    Ms. Idit Azulay
    012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il

                                                                          ITEM 2

Press Release                              Source: 012 Smile.communications Ltd.

012 Smile.Communication's Second Quarter Earnings Release and Conference Call Scheduled for August 13, 2008

Wednesday July 16, 8:59 am ET

PETACH TIKVA, Israel, July 16 /PRNewswire-FirstCall/ -- 012 Smile.Communications (Nasdaq: SMLC - News) today announced that it will release its second quarter results on Wednesday , August 13, 2008, before the market is opened. On the same day, Management will host an interactive teleconference to discuss the results at 09:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins: 1-888-407-2553 from within the U.S. or 1866-9586-867 from within Canada, 0-800-917-5108 from within the U.K., or +972-3-918-0691 from other international locations. The call will also be broadcast live through the company's Website, http://www.012.net, and will be available there for replay during the next 30 days.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net..

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:
    Ms. Idit Azulay
    012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                   (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  July 16, 2008